

March 10, 2023

Christine Pellizzari
Chief Legal and Human Resources Officer
Science 37 Holdings, Inc.
800 Park Offices Drive, Suite 3606
Research Triangle Park, North Carolina 27709

> **Re: Science 37 Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 6, 2023**
> **File No. 333-270285**

Dear Christine Pellizzari:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jurgita Ashley